August 2024 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 2Q24 Results Conference Exhibit 99.2

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Agenda Welcome 2Q24 Operating Results S.J. Cheng 2Q24 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 2Q24 Operating Results

Revenue & Gross Margin 5 Revenue: NT$5,809.6M (QoQ: +7.2%, YoY: +6.7%) Gross Margin: 14.0% (QoQ: -0.2ppts, YoY: -3.3ppts)

Utilization Rate 6 2Q24: 65% 1Q24: 62% 2Q23: 40% 2Q24: 65% 1Q24: 61% 2Q23: 60% 2Q24: 75% 1Q24: 67% 2Q23: 72% 2Q24: 69% 1Q24: 63% 2Q23: 60% 2Q24: 67% 1Q24: 60% 2Q23: 59%

2Q24 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 2Q24: 37.2% (QoQ: +2.4%, YoY: +17.6%)

Revenue Breakdown － DDIC + Gold Bump 9 2Q24: 52.6% (QoQ: +11.3%, YoY: -0.7%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 2Q24 Smart Mobile 35.6% (QoQ +0.2%) TV 18.7% (QoQ +27.7%) Computing 3.6% (QoQ +15.3%) Auto/Industry 23.3% (QoQ +14.7%) Consumer 18.8% (QoQ -1.0%) Smart phone Wearable Watch, TWS UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, DSC, STB Smart speaker E-paper, Internet Note: Move “Watch” & “TWS” to “ Smart Mobile” from “Consumer” since 1Q24

11 2Q24 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the decrease of the foreign exchange gains of NT$128M and partially offset by the increase of gain on disposal of non-current assets held for sale of NT$72M and interest income of NT$17M. YoY: Difference mainly due to the decrease of the foreign exchange gains of NT$124M and share of profit of associates accounted for using equity method of NT$47M and partially offset by the increase of gain on disposal of non-current assets held for sale of NT$72M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to the increase of CapEx of NT$486M and the decrease of depreciation expenses of NT$42M.

Capital Expenditures & Depreciation 16 CapEx: NT$858.2M Depreciation: NT$1,184.4M

17 Business Outlook

Market & Business Outlook Cautiously optimistic entering Q3 Expect a stronger 2H ‘24 with improved operation momentum. Strategic CapEx additions, 20% of annual revenue, including Memory upgraded test capacity, DDIC test capacity acquisition and factory purchase Memory: Remain stable momentum Higher momentum growth of NAND Flash and Niche DRAM compared to other memory products DDIC: Momentum better than Memory Remain high UT level of high-end tester Customers re-stocking for new smart phone launches, increase COG assembly and test UT level Acquire high-end DDIC test platform to support short capacity expansion schedule and meet demand for test capacity

Q&A www.chipmos.com